SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            _________________________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August, 2003


Commission File Number_____


                                ________________


                                  FUNDTECH LTD.
                 (Translation of Registrant's Name Into English)


            12 HA'HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
                    (Address of principal executive offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
      Form 20-F  X            Form 40-F
                ---                     ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
      Yes               No  X
         ---               ---

      (If "Yes is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):  82-          .)
                                                  ----------



      Registrant's telephone number, including area code: 972 3 575-2750

                                EXPLANATORY NOTE

Attached are the following exhibits:

99.1 Press release, released publicly on August 19, 2003, announcing that Fundtech Ltd. will begin trading on the Tel Aviv Stock Exchange on August 19, 2003 in addition to its listing on NASDAQ.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       FUNDTECH LTD.


Date: August 19, 2003                  By: /s/ Joseph J. Aulenti
                                          ------------------------------
                                          Joseph J. Aulenti
                                          Senior Vice President, General
                                          Counsel and Secretary